Exhibit 33

Marconi plc

London, December 20, 2002 Following the announcement by the Company on December 16, 2002 of the appointment of John Devaney as Chairman of both Marconi Corporation plc and Marconi plc and the appointments of Kent Atkinson and Werner Koepf as non-executive directors of both Marconi Corporation plc and Marconi plc, the Company can confirm that there are no further details to be disclosed in respect of the newly appointed directors pursuant to paragraph 16.4 of the Listing Rules.

ENDS/...

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company’s core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company’s customer base includes many of the world’s largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright (c) 2002 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

Name: Title: Phone:	Joe Kelly/David Beck Public Relations +44 (0) 207 306 1771 joe.kelly@marconi.com

Contacts

Name: Title:	Heather Green Investor Relations
Phone:	+44 (0) 207 306 1735 heather.green@marconi.com